

November 20, 2012

Via E-mail
Donald M. Muir
Chief Financial Officer
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

> **Re:** **Lionbridge Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 0-26933**

Dear Mr. Muir:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Restructuring Charges, page 30

1. You disclose significant restructuring charges over the past several years. Please enhance your disclosure as it relates to these cost reduction programs to clarify whether the costs savings will be offset by related increases in other expenses or decreases in revenues. Refer to SAB Topic 5.P.

Results of Operations, page 35

General

2. Reference is made to Note 8 (Income Taxes) on page 81 where you have generated foreign income before income taxes in fiscal 2011 while incurring domestic (U.S.) losses. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Provision for (Benefit from) Income Taxes, page 42

3. Please expand your disclosure to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower or higher statutory tax rates as well as the relationship between the foreign and domestic effective tax rates. It appears that a separate discussion of foreign effective income tax rates would provide more transparency in understanding your results of operations. In this regard, an overview of how effective tax rates may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Consolidated Balance Sheets, page 62

4. Please tell us and disclose the amount of cash overdrafts as of December 31, 2011, 2010 and 2009; where these amounts are classified on the balance sheet, and discuss the authoritative support for such classification.

5. Please refer to the other accrued expenses line item on your balance sheet. Please tell us whether any single item is in excess of five percent of total current liabilities. If so, please separately disclose such item consistent with the guidance in Rule 5-02.20 of Regulation S-X.

Notes to Consolidated Financial Statements, page 66

General

6. We note from Exhibit 21.1 numerous foreign subsidiaries, including Chinese, Indian and European subsidiaries. Please explain to us in reasonable detail how you considered whether the transfer of net assets from these subsidiaries to the U.S. parent company was restricted such that you should provide "Schedule I – Condensed Financial Information of Registrant" in your Form 10-K. In this regard, we note your disclosure regarding the pre-tax profitability of your foreign subsidiaries in fiscal 2011 as compared to your

unprofitable domestic operations. We believe you should clarify to your readers whether you can transfer funds from your foreign subsidiaries to Lionbridge Technologies, Inc. to assist with debt repayment, capital expenditures, and other expenses of your business, and it is unclear to us from your current disclosures to your financial statements whether you have the ability to do so. Refer to Rules 5-04 and 12-04 of Regulation S-X, and advise. Additionally, please clarify this matter to your readers in your next filing.

2. Significant Accounting Policies, page 67

Cash Equivalents, page 69

7. Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents' amounts, than disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Donald M. Muir
Lionbridge Technologies, Inc.
November 20, 2012
Page 4

       You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

                               Sincerely,

                               /s/ Andrew D. Mew

                               Andrew D. Mew
                               Accounting Branch Chief